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Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2017 THIRD QUARTER RESULTS AND INCREASES DISTRIBUTION

November 7, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three and nine month periods ended September 30, 2017, and an increase to its targeted annualized distribution to $2.72 from $2.60 per stapled unit, to be effective upon the declaration of the distribution in respect of the month of December 2017 and payable in mid-January 2018.

"Operationally it was a steady quarter with strong progress made on our key strategic priorities of growth and diversification. We increased the annualized distribution by 4.6% to $2.72 as our cash flow continues to be steady, strong and growing. We remain focused on our general and administrative expenses which continue to decline. With the completion of a significant and FFO(1) accretive acquisition, the successful lease-up and repositioning of a vacant property previously tenanted by Magna and the tenanting of the remaining space in the first phase of our developed property in Poland, we estimate that beginning in 2018 we will have effectively reduced our Magna concentration from a revenue perspective down to approximately 70% from 76% at the beginning of 2017. Looking forward, we see the potential for continuing improvement in these metrics supported by the borrowing capacity available from our strong balance sheet. In addition, as it relates to finding Granite a new CEO, the Board is actively engaged with an executive search firm," commented Michael Forsayeth, Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2017, including events subsequent to the quarter, are set out below:

  •
  Granite's revenue was $55.3 million in the third quarter of 2017 compared to $56.3 million in the prior year period. Funds from operations ("FFO")(1) was $40.5 million ($0.86 per unit) with a corresponding payout ratio(3) of 79% in the third quarter of 2017 compared to $42.2 million ($0.90 per unit) and a corresponding payout ratio of 68% in the third quarter of 2016. Adjusted funds from operations ("AFFO")(2) was $40.1 million ($0.85 per unit) with a corresponding payout ratio(3) of 80% in the third quarter of 2017 compared to $41.7 million ($0.89 per unit) and a corresponding payout ratio of 69% in the third quarter of 2016;

  •
  On October 6, 2017, Granite completed the acquisition of a 2.2 million square foot portfolio of three modern warehouse and logistics properties in the United States at a purchase price of $154.8 million (US$ 122.8 million) which represents an in-going yield of approximately 6.1%. The properties are occupied by five tenants who operate in diverse industries with none being in the automotive sector and the leases have a weighted average term to maturity of 4.9 years;

  •
  Granite leased 0.2 million square feet of its Novi, Michigan property to a non-Magna tenant during the third quarter of 2017. The 20-year lease, with a termination option in the 15th year, is expected to generate annual revenue of approximately $4.2 million (US$ 3.4 million) starting in the first quarter of 2018. In addition, Granite renewed a lease with a non-Magna tenant for a 10-year term, with a termination option in December 2026, for a 0.3 million square foot facility in Peine, Germany that was due to expire in October 2019;

  •
  During the third quarter of 2017, Granite purchased 122,767 stapled units for total consideration of $6.1 million pursuant to its normal course issuer bid. Subsequent to the quarter-end, Granite purchased an additional 89,300 units for total consideration of $4.5 million; and

  •
  Granite will increase its targeted annualized distribution by 4.6% to $2.72 ($0.227 per month) per stapled unit commencing with the declaration of the monthly distribution for December 2017, marking its sixth consecutive annual increase and representing a cumulative increase of 36.0% to its distribution.

Granite's results for the three and nine month periods ended September 30, 2017 and 2016 are summarized below (all figures are in Canadian dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)	2017	2016	2017	2016
Revenue	$55.3	$56.3	$165.5	$169.1

Net income	$51.0	$150.2	$124.2	$251.2

Funds from operations ("FFO")(1)	$40.5	$42.2	$111.6	$123.5

Adjusted funds from operations ("AFFO")(2)	$40.1	$41.7	$112.8	$121.5

Basic and Diluted FFO per stapled unit(1)	$0.86	$0.90	$2.37	$2.62

Basic and Diluted AFFO per stapled unit(2)	$0.85	$0.89	$2.39	$2.58

Fair value of investment properties (period end)			$2,749.0	$2,674.5

Cash and cash equivalents (period end)			$190.9	$175.2

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended September 30, 2017, revenue decreased by $1.0 million to $55.3 million from $56.3 million in the third quarter of 2016. The decrease was primarily due to the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates, as well as the vacancy at a property in the United States throughout the third quarter of 2017. These decreases were partially offset by the revenue associated with the purchase of building expansions in the United States in January 2017 and lease termination and close-out fees earned in the third quarter of 2017.

For the nine month period ended September 30, 2017, revenue decreased by $3.6 million to $165.5 million from $169.1 million in the prior year period. The decrease was related to the renewal and extension of leases as well as vacancies at properties in the United States and Germany during the nine month period. These decreases were partially offset by the revenue associated with building expansions noted above and the leasing of three completed development properties in the United States and Poland in the prior year.

Granite's net income in the third quarter of 2017 was $51.0 million compared to $150.2 million for the third quarter of 2016. Net income for the nine month period ended September 30, 2017 was $124.2 million compared to $251.2 million in the prior year period. Net income decreased by $99.2 million and $127.0 million in the three and nine month periods ended September 30, 2017, respectively, compared to the prior year periods, primarily from a decrease in net fair value gains on investment properties.

FFO for the third quarter of 2017 was $40.5 million compared to $42.2 million in the prior year period. The $1.7 million decrease in FFO was primarily due to the reduction in revenue and net foreign exchange losses arising from the remeasurement of certain monetary assets.

FFO for the nine month period ended September 30, 2017 was $111.6 million compared to $123.5 million in the prior year period. The $11.9 million decrease was primarily related to the reduction in revenue, an increase in current tax expense and proxy contest expenses incurred in the second quarter of 2017 in connection with the annual general meeting.

AFFO for the third quarter of 2017 was $40.1 million compared to $41.7 million in the prior year period. The net $1.6 million decrease in AFFO was primarily due to the $1.7 million decrease in FFO, as noted above.

AFFO for the nine month period ended September 30, 2017 was $112.8 million compared to $121.5 million in the prior year period. The net $8.7 million decrease was due to the $11.9 million decrease in FFO, partially offset by reductions in leasing commissions paid and straight-line rent amortization, both of which primarily related to the lease-up of two developed properties in the United States in the prior year period.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2017 and 2016 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Wednesday, November 8, 2017 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-675-6818. Overseas callers should use +1-416-981-9073. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21860238) and the rebroadcast will be available until Monday, November 20, 2017.

OTHER INFORMATION

Additional property statistics as at September 30, 2017 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities; Granite's ability to dispose of any non-core assets on satisfactory terms; the expected revenues from new leasing activity; any further declines in general and administrative expenses; and the expected amount of any distributions, including any expected increases, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, leverage ratio, FFO payout ratio, AFFO payout ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of AFFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(3)
The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. The FFO and AFFO payout ratios disclosed above include further adjustments to exclude from FFO and AFFO the proxy contest expenses and lease termination and close-out fees recorded in the three and nine month periods ended September 30, 2017. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2017	2016	2017	2016
Net income attributable to stapled unitholders		$51.0	$150.3	$124.1	$249.9
Add (deduct):
Fair value gains on investment properties, net		(17.0)	(135.0)	(26.9)	(169.7)
Fair value losses (gains) on financial instruments		(0.9)	2.6	0.4	2.4
Acquisition transaction costs		0.3	—	0.3	—
Loss on sale of investment properties		—	1.1	—	2.4
Current income tax expense associated with the sale of investment properties		—	0.6	—	1.3
Deferred income tax expense		7.1	23.0	13.7	36.4
Non-controlling interests relating to the above		—	(0.4)	—	0.8

FFO	[A]	$40.5	$42.2	$111.6	$123.5
Add (deduct):
Maintenance or improvement capital expenditures		(0.6)	(0.8)	(1.4)	(1.6)
Leasing commissions paid		(1.3)	(0.3)	(1.4)	(2.4)
Tenant incentives paid		(0.3)	(0.3)	(0.8)	(0.7)
Tenant incentive amortization		1.4	1.4	4.0	3.9
Straight-line rent amortization		0.4	(0.6)	0.8	(1.7)
Non-controlling interests relating to the above		—	0.1	—	0.5

AFFO	[B]	$40.1	$41.7	$112.8	$121.5
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.86	$0.90	$2.37	$2.62

Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.85	$0.89	$2.39	$2.58

Basic number of stapled units outstanding	[C]	47.1	47.1	47.1	47.1

Diluted number of stapled units outstanding	[D]	47.2	47.1	47.2	47.1

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HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
CONFERENCE CALL
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS